Exhibit 99.1

Entrée Resources Announces Fiscal Year 2017 Results And Reviews Corporate Highlights

VANCOUVER, March 9, 2018 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2017. All numbers are in U.S. dollars unless otherwise noted.

2017 HIGHLIGHTS

Entrée/Oyu Tolgoi Joint Venture Property, Mongolia

In September 2017, Entrée management visited the Oyu Tolgoi project and toured some of the main surface infrastructure, including the concentrator and tailings facilities, as well as underground where they observed some of the development work completed as at the date of the visit.  This visit also included a review of plans with Oyu Tolgoi LLC ("OTLLC") for the immediate and medium-term future.

As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill"):

•	The main focus of underground development programs at the Oyu Tolgoi project during 2017 was underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system.
•	By the end of 2017, five development crews had been deployed, and the commissioning of a new 3,500 tonne per day development crusher was completed in the third quarter of 2017.
•	Shaft 5 is expected to be complete in the first quarter of 2018. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities.
•	The sinking of Shaft 2 has been completed, including reaching final depth, shaft bottom mass excavation and concrete floor installation, marking an early milestone in the development progress of Lift 1. The fit out of Shaft 2 will take place throughout 2018. Shaft 2 will be used for access, production and ventilation.
•	Turquoise Hill continues to plan for first draw bell on OTLLC's Oyu Tolgoi mining licence in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.

On January 15, 2018, the Company reported the results of an updated Technical Report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" (the "2018 Technical Report") that was completed by Amec Foster Wheeler Americas Limited on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment ("2018 PEA").

•	The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture from Lift 1 of the Hugo North Extension (also referred to as "HNE") underground block cave.
•	The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga.
•	LOM financial highlights attributable to Entrée from the 2018 Reserve Case and the 2018 PEA include:
		2018 Reserve Case	2018 PEA(1)
		HNE Lift 1	HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
LOM cash flow • Before-tax • After-tax	$ M	$382 $291	$2,132 $1,595	$2,078 $1,522
Net present value • 5% • 8%	$ M	$157 $111	$505 $277	$512 $278
Mine life(2)	Years	14	33	77*
Metal recovered(3) •Copper •Gold •Silver	Mlb Koz Koz	1,115 514 3,651	5,679 2,637 20,442	10,497 9,367 45,378

Notes:

1.	Long term metal prices used in the net present value economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.

2.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11 year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

3.	Entrée has a 20% attributable interest in the recovered metal.

•	The 2018 PEA demonstrates that Entrée's interest is multi-generational, with potential to deliver over $2.1 billion in undiscounted before-tax cash flow just from Hugo North Extension Lifts 1 and 2 over the first 33 years of production. After-tax, this equates to a net present value at 8% of $277 million. The 2018 PEA also brings resources from Heruga into the mine plan, but these are not scheduled to be mined until much later in the life of the Oyu Tolgoi project. Although the Heruga deposit provides considerable flexibility for future mine planning and development options, additional technical work is needed to establish the mineral resources and costs with greater certainty and to enable investors to better understand the true value of the Heruga deposit.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case.  The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Corporate

In January 2017, the Company closed a non-brokered private placement of 18,529,484 units of the Company at a price of C$0.41 per unit for gross proceeds of approximately C$7.6 million.  Each unit consisted of one common share and one-half of one transferable common share purchase warrant that entitled the holder to purchase one additional common share of the Company for a period of five years following the date of issuance.

On May 9, 2017, the Company completed a strategic reorganization of Entrée's business through a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia).  Entrée's U.S. based assets, the Ann Mason Project and Lordsburg property, were transferred to a newly incorporated company, Mason Resources Corp. ("Mason Resources") (TSX:MNR and OTCQB:MSSNF) and Entrée shareholders exchanged their old Entrée shares for shares of two separate and focused, well-capitalized, debt-free TSX-listed companies, each with a high quality advanced project (the "Arrangement"). The reorganization provides new and existing shareholders with optionality as to investment strategy and risk profile.

On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.

On May 9, 2017, the Company entered into an Administrative Services Agreement with Mason Resources, pursuant to which Entrée provides office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis.

Q4 2017 net loss from continuing operations was $1.1 million as compared to Q4 2016 ($0.5 million). For the full 2017 year, net loss from continuing operations was $3.0 million, which is a reduction of 6% compared to 2016 ($3.2 million).

As at December 31, 2017, cash on hand was $7.1 million and there was a working capital balance of $7.2 million.

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

With the completion and filing of the 2018 Technical Report, the Company is now focused on:

•	Assessing opportunities to crystallize value ahead of production from the Entrée/Oyu Tolgoi JV Property.
•	Streamlining Entrée's joint venture interest.
•	Educating the market about the risk profile associated with Entrée's interest in the Entrée/Oyu Tolgoi JV Property.
•	Working with Entrée's joint venture partners to advance any exploration opportunities on the Entrée/Oyu Tolgoi JV Property that may exist, including several near surface targets that have been identified.

Corporate

With the completion of the Arrangement in May 2017 and the filing of the 2018 Technical Report in January 2018, the Company's focus will be to maximize investor awareness on the results of the 2018 Technical Report and what this report means to the Company and all stakeholders, both current and potential.

Corporate costs, which include Mongolian site management, marketing and compliance costs, are estimated between $1.2 million and $1.5 million for the 2018 year.

SUMMARY OF OPERATING RESULTS

For the year ended December 31, 2017, operating loss was $3.1 million and was 3% higher than the comparative period in 2016 due mainly to expenditures of $0.2 million for the 2018 Technical Report.  The operating loss for the 2017 year was 51% lower than the comparative period in 2015 due to various cost reductions mentioned below.

The Company's exploration costs in 2017 were $0.3 million, comprised of $0.1 million in administration costs for Mongolia, and $0.2 million in holding costs on all other properties.   The 2017 expenditures were 32% and 80% lower than the exploration expenditures for the comparative 2016 and 2015 periods, respectively.  This was mainly the result of Mongolia camp closures and staff reductions in those years.

General and administration expenditures in 2017 were $2.3 million, and were comparable to the same period in 2016 and 50% lower than the comparative 2015 period due to a reduction in corporate personnel and overhead costs in 2016 and 2015.

Total assets as at December 31, 2017 are $8.3 million and are substantially lower than the comparative periods (2016 - $53.3 million and 2015 - $61.7 million) due to the completion of the Arrangement and the resulting spin-out of the U.S. based assets into Mason Resources.

The Company's Annual Financial Statements, Management's Discussion and Analysis ("MD&A") and Annual Information Form are available on the Company website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com.  The Company's Annual Report on Form 40-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company website at www.EntreeResourcesLtd.com and at www.sec.gov/edgar.shtml.   Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

ABOUT THE ENTRÉE/OYU TOLGOI JV PROPERTY

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held 100% by OTLLC (66% Turquoise Hill; 34% Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The portion of the Hugo North copper-gold deposit that lies on the Entrée/Oyu Tolgoi JV Property is known as Hugo North Extension. The Entrée/Oyu Tolgoi JV Property also includes the majority of the Heruga copper-gold-molybdenum deposit and a large prospective land package.

First development production from Hugo North Extension Lift 1 is expected in 2021. When Lift 1 underground mine development is completed, Oyu Tolgoi is expected to become the world's third largest copper mine.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi LLC JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

CAUTIONARY NOTE TO U.S. INVESTORS

The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this press release, such as "Measured", "Indicated" and "Inferred" resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Annual Report which may be secured from the Company, or from the SEC website at www.sec.gov/edgar.shtml.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% carried participating interest in the Entrée/Oyu Tolgoi joint venture, with a 30% interest in all mineralization identified above 560 metres elevation on the Entrée/Oyu Tolgoi JV Property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 14%, 10% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; anticipated future production and mine life; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the price of copper, gold, silver and molybdenum, and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of OTLLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold, silver and molybdenum prices and demand; and production estimates and the anticipated yearly production of copper, gold, silver and molybdenum at the Oyu Tolgoi underground mine. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2017, dated March 8, 2018 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/March2018/09/c4675.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 19:04e 09-MAR-18